# SEC Schedule 13G/A (Amendment No. 5) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Onfolio Holdings, Inc, CIK 0001825452
CUSIP: 68277K207
Title of class of securities: Common Stock, par value $.001 per share
Address of issuer's principal executive offices: 1007 NORTH ORANGE STREET 4TH FLOOR, WILMINGTON, Delaware (DE), 19801
Date of event which requires filing of this statement: 06/10/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001203377

## Reporting persons
- ARBERMAN JOEL: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 350,000; sole dispositive power 350,000; aggregate amount beneficially owned 350,000 (5% of the class)
  Comment: * Comprised of 350,000 immediately exercisable warrants to purchase 350,000 shares of common stock.
  ** Percentage calculated based upon total of (i) 6,662,508 shares of common stock outstanding as of May 13, 2026, as reported in the Form 10-Q of Onfolio Holdings Inc., filed with the Securities and Exchange Commission on May 15, 2026; and (ii) 350,000 shares of common stock assuming exercise of all 350,000 immediately exercisable warrants.
  *** Immediately exercisable warrants represent 4.99% of the shares outstanding.

## Item 1. Issuer
Name of issuer: Onfolio Holdings, Inc
Address of issuer's principal executive offices: 1007 NORTH ORANGE STREET 4TH FLOOR, WILMINGTON, DELAWARE, 19801

## Item 2. Person Filing
Name of person filing: Joel Arberman
Address of principal business office or, if none, residence: 6162 Dusenburg Road, Delray Beach, Florida 33484
Citizenship: United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 350,000 warrants
Percent of class: 4.99%
Sole power to vote or to direct the vote: 350,000 warrants
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 350,000 warrants
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- ARBERMAN JOEL: Joel Arberman, Individual (06/10/2026)